Exhibit 99.1

Jin Medical CEO Fireside Chat

CHANGZHOU, China, Feb. 5, 2026 /PRNewswire/ -- Jin Medical International Ltd. (NASDAQ:ZJYL) (“Jin Medical”, and together with all its subsidiaries, the “Company”), a NASDAQ-listed leading provider of rehabilitation medical equipment hosted a CEO Fireside Chat on February 2, 2026 where the CEO shared some insights into the Company’s recent strategic priorities and long-term growth considerations.

The following questions were prepared by the Company and addressed by the Company’s CEO, Dr. Erqi Wang during the conversation. Certain statements made during the discussion were forward-looking, and the Company provided a cautionary note regarding forward-looking statements prior to the start of the conversation.

1. Reverse Split

Question： At Jin Medical’s recent extraordinary general meeting, shareholders were asked to approve a proposal authorizing the Company’s board of directors to implement future reverse stock splits at specified ratios. Many investors view reverse splits as a compliance-driven move. What’s your views on that?

Dr. Wang： I have observed reverse splits being often associated with compliance considerations, and we don’t shy away from that reality.

In addition to potentially enabling us to regain compliance with Nasdaq’s continuing listing standards, we view the reverse split as a strategic reset point. We hope that It will allow us to realign our capital structure with the Company’s long-term fundamentals and improve market perception about our competitiveness. We hope it can be something more than just short-term price mechanics.

2. Strategic Plan to Long-Term Value Creation

Question: How is management thinking about the Company’s priorities going forward, particularly in terms of execution, resource allocation and short-term and long-term operational focus?

Dr. Wang:  Going forward, there are a few things in our priorities.

First, clear and consistent market communication. We intend to communicate our progress more frequently based on strategic and development goals and operational milestones, rather than short-term narratives.

Second, disciplined capital allocation. Our priority is to invest in manufacturing capability, product certification, and market expansion where we believe the return potential is strong, while maintaining prudent balance sheet management.

Third, we take a long-term oriented perspective and we plan to actively communicate that perspective to our shareholders — recognizing the industry cycle, the scale and duration of our manufacturing investments, and the time required to scale regulated medical products.

3. 2026–2027 Outlook

Question: Looking ahead to 2026 and 2027, can you share managements’ current primary objectives?

Dr. Wang:   Our 2026-2027 objectives are driven by three goals:

●	Broader commercialization following product certifications

●	Manufacturing scale-up and cost normalization

●	Expansion into regional and international markets

Underlying our assumptions is a disciplined approach to growth — prioritizing returns that we believe are repeatable and strengthen our operational stability over pursuing rapid growth that may be inconsistent or unsustainable.

4. Operating Leverage

Question: How should investors think about operating leverage? Where do you see the greatest opportunities to improve efficiency?

Dr. Wang: The most significant opportunities lie in manufacturing efficiency, supply chain integration, and product mix optimization. As fixed costs are absorbed across higher volumes and automation improves consistency, we believe margins can expand in a disciplined and sustainable manner.

5. Chuzhou New Factory – Strategic Importance

Questions: The Chuzhou new factory is a major investment for Jin Medical. Can you walk us through its strategic role — in terms of capacity expansion, cost structure, automation, and long-term competitiveness?

Dr. Wang: The Chuzhou facility is a cornerstone of our long-term manufacturing strategy. It is expected to launch full capacity production by the end of April 2026.

It is designed to support scalable capacity, improved automation, and tighter quality control. Over time, we believe it will lower unit costs, enhance production flexibility, and strengthen our ability to serve both domestic and international markets competitively.

6. Chuzhou Factory Timeline

Question: What is the expected timeline for ramp-up at the Chuzhou facility?

Dr. Wang: The ramp-up will be gradual and disciplined. Initial production will focus on selected product lines, followed by broader capacity utilization.

7. Industry Outlook

Question: From your perspective, how do you see the industry evolving over the next three to five years?

Dr. Wang: Over the next three to five years, we see strong structural demand driven by aging populations, rehabilitation needs, and rising healthcare quality expectations.

At the same time, the industry is moving toward higher standards in compliance, manufacturing, and technology integration — areas where scale, execution, and discipline matter.

8. US–China Relations & Risk Management

Question：US–China relations remain an important variable for global manufacturing companies. How does management assess the potential impact on Jin Medical, and what steps are being taken to manage geopolitical and supply chain risks?

Dr. Wang： We view geopolitical risk as a factor to be managed.

Our approach focuses on supply chain diversification, regional manufacturing flexibility, and regulatory compliance across markets. We believe these steps help ensure resilience regardless of external policy changes.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, Jin Medical designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, elderlies, and for rehabilitation application. Currently, Jin Medical already operates two manufacturing plants of approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. Jin Medical is currently establishing a new facility with 430,000 square feet in Chuzhou, Anhui Province, China. Jin Medical works with more than 40 distributors in China and more than 20 international distributors. The majority of Jin Medical’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China. Jin Medical continuously delivers innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.jinmed.com.

Forward-Looking Statement

This press release contains certain forward-looking statements made during the CEO Fireside Chat as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “should”, “intend”, “plan”, “strive”,  “believe”, “expect”, “anticipate”, “project”, “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, industry trend and outlook, geopolitical relations and challenges and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ir@jinmed.com

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